Where's Rose Film

Entertainment · Social Impact · Media · Fundraising · Crowdfunding

Thrilling social horror film starring Ty Simpkins (Insidious)

WINSTON-SALEM NORTH CAROLINA



Where's Rose
A Film By John Mathis



It is important to tell stories about current social issues that reflect the world in which we live. For me, as the writer/director, I was drawn to telling a film in my favorite genre, horror, that incorporated important, current social issues.

John Mathis Director/Writer @ Where's Rose Film

Why you may want to support us...

1. Ty Simpkins (Insidious, Iron Man 3) has a proven track record of being in profitable genre films.
2. Horror movies are the most PROFITABLE genre. (15% more than Comedies, 20% more than Dramas)
3. Ty brings a large fan base (160k followers on IG) and is previously established in the genre.
4. A small, tight-knit crew lets us work around COVID-19 and produce in a now content-hungry market.
5. A relevant film in today's social climate, in the vein of Blumhouse's "Get Out".
6. Team's last film had a Video-On-Demand sale.

Why investors ❤ us

WE'VE RAISED $12,600 SINCE OUR FOUNDING



I'm David Baxter, VP Development at Legion M, a production company that uses Wefunder for equity crowd fundraising. I have known the lead actor Ty Simpkins for many years and his business partner Justin Boswick. Their taste in material is excellent and I can vouch for this film Where's Rose. I think it will be an excellent investment for people interested in film production.

David Baxter
Advisor

Our team

AND OUR MAJOR ACCOMPLISHMENTS



John Mathis

Director/Writer

Writer/Director of Midnight Runner which sold to Global Digital Releasing. Currently writing the coming-of-age drama "Different" for Oscar-winning director, Peter Werner. He has directed numerous music videos for the label Nettwerk Music Group.



Jared Sprouse

Producer

Producer/Director from Georgia. He's directed and produced short films, music videos, and two feature films including Midnight Runner. He is the co-owner of Nonlinear Studios, a music video and film production company.

in



Justin Boswick

Producer

Director/Producer of short films that have played in festivals across the US (NYC, Miami, Los Angeles, Philadelphia), Italy, and France. Worked on the James Wan film "Malignant", "Dune (2020)", and is in the Fun Lab at Vanishing Angle (Thunder Road).

in



Tyler Holender

Producer

Graduate of UNCSA's film directing program. Short film REDACTION was selected for RiverRun International Film Festival. Directed the music video "Cardiac Arrest" for Gawne, and commercials for Bush's Beans, Del Monte, Sysco, Tapatio, & Nongshim.

in



Pablo Bobadilla

Producer

Director/Producer out of North Carolina and a graduate of UNCSA's film producing program. His TV pilot, SMOKING GUN, is set to hit the festival circuit this year. He is the owner of Bobadilla Productions. (www.BobadillaProductions.com)

in

Downloads

Where s Rose Lookbook v3 - Current .pdf

Where's Rose


Where's Rose Fundraising Teaser
Watch later
Share

Synopsis

When a little girl is found after going missing the day before, only her older brother recognizes the evil force that has returned in her place.

The film centers on a white-middle class family. Eric, the protagonist, is the college-bound, straight A's, football team star that everyone in town looks up to. His little sister Rose is a playful girl with a big imagination who one days goes missing. Thankfully she is found fairly quickly, however Eric seems to be the only one to suspect his sister is not who she says she is. He investigates and begins to figure out what kind of monster his sister has become.

This is a story about slowly peeling away the fake, social mask people hide behind to reveal something much more primitive and sinister underneath. The true monsters live amongst us.

With this film, we are able to tell an exciting, terrifying, and truly unique story while also exploring important, relevant social themes in regards to masculinity and privilege.



Still of Ty Simpkins from the teaser/sizzle reel for Where's Rose.

Our Audience

With Ty attached as our lead ERIC DANIELS, we'll be able to tap into this pre-established fanbase/market that's followed him since his role in the breakout hit INSIDIOUS. In addition, our target demographic is fans of horror, which is the most profitable movie genre.

With our unique and intense story, haunting score, and crisp, atmospheric cinematography we are creating a cinematic and visually stunning film with the likeness of IT FOLLOWS, PAN'S LABYRINTH, and of course INSIDIOUS.


INSIDIOUS


STRIKING AMERICAN HORROR
IT FOLLOWS


PAN'S LABYRINTH

Our Business Plan

The money we raise will be used for the physical production of our film, paying our cast/crew, post-production services, and handling housing costs for our key crew/cast traveling from Los Angeles.


Low Tier Budget $54,000 Raised
2%
72%
Mid Tier Budget $79,000 Raised
7%
74%
High Tier Budget $105,000 Raised
10%
15%
75%

We will be shooting the entire film in Winston-Salem, NC over the course of three weeks. The town and surrounding area provide the perfect visuals for the film as well as offering us a strategic leg up cost-wise. As our alma mater, UNCSA, is located there we will have a fantastic support system built in the area along with a lower cost of living than Los Angeles which will allow us to put every investor dollar on the screen.

After we wrap we will be editing in Winston-Salem to take advantage of the editing suites/post houses we're currently connected to. We will have a quick turnaround (3 months!) to have a complete, sellable product.

Already we've been in contact with sales agents and distribution companies highly interested in our film. Our goal is to have a mix of domestic & international VOD sales, as well as landing a spot on a premiere SVOD outlet such as Netflix or Hulu.



Director John Mathis, Ty Simpkins& Producer Justin Boswick on the set of the Where's Rose teaser.

The Teaser

The process of making the teaser was a very important step for us as a team. We were able to film the teaser in less than 2 days with a budget of $1,000. It proved that we could pull off high-quality visuals and tone on a small budget. In addition, it gave our team a chance to learn how we work together best and fix any mistakes before we shoot the feature version.

The actor and director relationship are very important and Ty Simpkins and our director John Mathis clicked immediately. We knew by the end of creating the teaser that we had the perfect team to make this film and to make it right!



Still of Ty Simpkins from the teaser/sizzle reel for Where's Rose.



Still of Ty Simpkins from the teaser/sizzle reel for Where's Rose.



Still of Ty Simpkins from the teaser/sizzle reel for Where's Rose.

Midnight Runner
In 2016 Jared Spouse and John Mathis set out to make their first feature film, Midnight Runner, while they were still attending the top film conservatory, UNCSA. They made their feature in 9 days with only $3,000!

They then sold Midnight Runner to Global Digital Releasing for VOD & SVOD. It's currently available on Amazon Prime. Their lead actor, Ben Weinswig went on to be signed and just had a supporting role in Blumhouse's horror anthology "Into the Dark".


MIDNIGHT
RUNNER
WRITTEN & DIRECTED BY JOHN MATHIS & JARED SPROUSE

Poster for the film "Midnight Runner"

The University of North Carolina School of the Arts Alumni

The majority of our team are alumni from UNCSA a premier film conservatory in Winston-Salem, NC which consistently ranks as one of the best film schools in the country. Producing alumni like David Gordon Green, Danny McBride, Craig Zobel, Jeff Nichols, Rebecca Green, and Brett Haley, our crew has been trained to make films at a high-caliber that can produce fruitful careers in the industry.


HALLOWEEN

George Washington

MUD

THE MOST TALKED ABOUT MOVIE OF THE YEAR IS ONE THAT NO ONE'S ACTUALLY SEEN
"HUNT
VIOLENCE"

Director's Statement

There is a simplicity, beauty, and grace to classic genre films, be it Alfred Hitchcock's Rebecca, Guillermo Del Toro's The Shape of Water, or David Robert Mitchell's It Follows. Since I was a boy, I have had a deep love for genre movies. They allow the filmmaker to make frank and fascinating observations about society while still delivering the kind of thrills that only cinema can truly give. A film is an immersive experience that can only work when all of the arts are melded together to tell a singular story with a strong, unified vision.

With Where's Rose, I want to tell a story that feels real, yet magical. I want to do with this film what Del Toro accomplished with Pan's Labyrinth: blending reality and fantasy. This film is a dark fairy tale, and I want the audience to not know where the real world ends and the fantastical one begins.

This story is very important to me as a filmmaker and as a human being. It tackles the false sense of masculinity in many young American men and the evil they can do when they wield that lie. I want it to be very clear that Eric is the villain of the film. He is an abusive, manipulative, and truly evil person; however, as with many of the best villains, it is important for the audience to not see it until it is too late.

Another aspect that is fascinating and extremely important to me is the fact that this story is all about perspective, and that the truth can be manipulated to fit someone's viewpoint. I was inspired by Joe Wright's stunning film, Atonement, which showed how a couple's life was destroyed because of a false perspective from another character in the film. What excited me about the concept of Where's Rose was the thought of reversing the logic used in Wright's film to apply to the villain of mine. In Where's Rose, we follow Eric's POV, thinking he is the hero; however, when we switch POVs at the end of the 3rd act, we will quickly see that he is the real monster of the story.

This film will be truly terrifying; however, unlike many horror films, its horror arises from the real world and not the fantastical. Like many of Del Toro's films, the true evil is rooted in the everyday world. For example, the villain of Pan's Labyrinth is not the fawn but Captain Vidal, who abuses his power. This film will not just rely on jump scares but also on mood and the integrity of its story.

Lastly, although this film explores the darker side of humanity, I hope it can also be a beautiful reminder of the core values that we all hold dear: love, honesty, integrity, and the power to keep moving forward. I feel that the girls in this film show that. Just as there is darkness in the world, there is also great beauty, and I believe that is what is worth remembering in the end. The creature is the catalyst that makes our characters reveal their true nature. In the end, the "monster" is the hero we need.



Original artwork for "The Creature" in Where's Rose

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are creating the social horror film Where's Rose. When a little girl is found after going missing the day before, only her older brother recognizes the evil force that has returned in her place.

Where will your company be in 5 years?

We want Where's Rose to be an exciting, innovative, studio film for a worldwide audience. Our crew has already produced a feature previously as well as worked within every aspect of the industry.

Why did you choose this idea?

It is important to tell stories about current social issues that reflect the world in which we live. For me, as the writer/director, I was drawn to telling a film in my favorite genre, horror, that incorporated important, current social issues.

How far along are you? What's your biggest obstacle?

We are ready to shoot! The script is locked, pre-production is complete and we have Ty Simpkins signed on to be in the film. Our only obstacle is raising the final funds for this film to shoot in August.

Who competes with you? What do you understand that they don't?

We understand the power of just doing it ourselves and creating. The calvary is not coming for you, it's up to you to make it happen!

How will you make money?

We will be using a sales agent as well as utilizing our connections in the film industry to sell & distribute our film. Our goal is to use a combo VOD and SVOD like Netflix, Hulu, or Amazon. With our low production cost and our star with a proven track record in the horror genre (Insidious, Insidious 2) we feel confident in our film to make a solid ROI.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Films are an inherently risky endeavor as you can not control the market. There's always the risk of making a film that doesn't connect with an audience due to subjectivity. Our largest concern is COVID-19 interrupting production, however we have a back-up shoot scheduled in case that occurs. In addition, we are doing everything we can to ensure that this film does succeed such as utilizing the most profitable genre (horror), locking a bankable star within a pre-established market, and working with a lower budget than most films. This minimizes risk for investors. For us to succeed we need to raise the needed funds, work our butts off, and work out the right distribution deal.

Are you excited for the project?

We can't wait to make this film. It's been a work in progress for so long and we're passionate and ready to create something special.

Why did you choose this return model for investors?

We want to give our investors a deal that's worth investing in since we can't do this without you. With a combination return on your principal and a percentage of net income ongoing, you'll be able to capitalize on not only a single sale, but future VOD sales to come.

How does the return work?

Once we start making money on sales of the film we will be paying our investors back on their initial investment with the fixed interest (20% to 25% pending on if you're an Early Bird investor) and then based on how much you put in, you'll receive a percentage of the 60% net profit going to our investors.